

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2010

Mr. Peter Kies
Chief Financial Officer
Inovio Biomedical Corporation
1787 Sentry Parkway West
Building 18, Suite 400
Blue Bell, PA 19422

      Re: **Inovio Biomedical Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed March 26, 2010
             File No. 001-14888

Dear Mr. Kies:

      We have completed our review of your filings and do not have any further comments at this time.

                  Sincerely,

                  Martin James
                  Senior Assistant Chief Accountant